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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                        REPUBLIC WASTE INDUSTRIES, INC.
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                                (Name of Issuer)

                         Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                  760934 10 9
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                                 (CUSIP Number)

                            Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                              801 Brickell Avenue
                                   Suite 2400
                                Miami, FL  33131
                                 (305) 374-5600
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 27, 1995
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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                                  SCHEDULE 13D

CUSIP No. 760934109
(1)      Names of Reporting Persons.  S.S. or I.R.S.                   H. Wayne Huizenga
         Identification Nos. of Above Person

(2)      Check the Appropriate Box if                                  (a)
         a Member of a Group (See Instructions)                        (b)x

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                            BK,00

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                          United States

Number of Shares              (7)   Sole Voting Power                  14,500,000
   Beneficially
   Owned by Each              (8)   Shared Voting Power                -0-
   Reporting
   Person With                (9)   Sole Dispositive Power             14,500,000

                              (10)  Shared Dispositive Power           -0-

(11)     Aggregate Amount Beneficially                                 14,500,000
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)

(13)     Percent of Class Represented                                  20.1%
         by Amount in Row (11)

(14)     Type of Reporting Person (See Instructions)                   IN

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        The Reporting Person listed on the cover page to this Schedule 13D hereby makes the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. This Statement is an amendment to the
    Schedule 13D filed on May 21, 1995, as amended by Amendment No. 1 filed on July 17, 1995 and Amendment No. 2 filed on August 11, 1995 (the "Original
    Schedule 13D"). The Original Schedule 13D is hereby amended as follows:

    (a) Item 3 of the Original Schedule 13D is amended by deleting it in its entirety and by replacing it with the following Item 3:


        ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The source of the $31,250,000 used by Huizenga for his purchase (as described in Item 4 hereof) of 5,000,000 shares of Common Stock and warrants to purchase 8,000,000 shares of Common Stock from the Issuer was funds borrowed by Huizenga in the ordinary course of business from a bank. If and when Huizenga elects to exercise the warrants held by him which entitle him to purchase 8,000,000 shares of Common Stock, Huizenga presently anticipates that the $43,000,000 that will be required to be paid by Huizenga for the shares of Common Stock issuable upon the exercise of such warrants will be obtained from personal funds of Huizenga. If and when Huizenga elects to exercise the stock options held by him which entitle him to purchase 1,500,000 shares of Common Stock, Huizenga presently anticipates that the $34,875,000 that will be required to be paid by Huizenga for the shares of Common Stock issuable upon the exercise of such stock options will be obtained from personal funds of Huizenga.

    (b) Item 4 of the Orignal Schedule 13D is amended by inserting after the last paragraph thereof the following language:

        On October 23, 1995, Huizenga gifted to his wife 500,000 shares of Common Stock owned by him. Huizenga disclaims beneficial ownership of the 500,000 shares of Common Stock held by his wife as a result of said gift.

        On October 27, 1995, Huizenga was granted stock options to purchase 500,000 shares of Common Stock (the "1995 Options") under the Issuer's 1995 Employee Stock Option Plan at an exercise price of $20.25 per share of Common Stock. The 1995 Options are presently exercisable in full.

    (c) Item 5 of the Original Schedule 13D is amended by deleting it in its entirety and by replacing it with the following Item 5.

        ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        As of October 27, 1995, Huizenga owns 4,500,000 shares of Common Stock and has the present right to acquire 8,000,000 shares of Common Stock (the "Warrant Shares") through the exercise of the warrants more fully described in Item 4 and 1,500,000 shares of Common Stock (the "Option Shares") through the exercise of the Options and the 1995 Options more fully described in Item 4. Huizenga's wife owns 500,000 shares of Common Stock, although Huizenga disclaims beneficial ownership of the 500,000 shares of Common Stock owned by his wife. Huizenga has the sole power to vote or to direct the voting of, and to dispose or to direct the disposition of, 14,000,000 shares of Common Stock including the Warrant Shares and the Option Shares.

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                As a result, for purposes of Section 13(d) of the Exchange Act,
         Huizenga, on an individual basis may be deemed to beneficially own 14,500,000 shares of Common Stock, including 500,000 shares owned by his wife, which, in the aggregate, constitutes approximately 20.1% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 62,583,074 shares of
         Common Stock issued and outstanding as of November 7, 1995 plus the 8,000,000 Warrant Shares and the 1,500,000 Option Shares that Huizenga beneficially owns which are deemed outstanding for purposes of this computation).

                The only transactions in any securities of the Issuer that were effected during the past sixty days by Huizenga were the transactions described herein.

                All other provisions of the Original Schedule 13D shall remain the same.
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


DATED:  November 7, 1995                     /s/ H. Wayne Huizenga
                                             --------------------------------
                                             H. WAYNE HUIZENGA